Exhibit 12.1

CEDAR FAIR, L.P.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
($'s in thousands)

For the years ended December 31,	2015	2014	2013	2012	2011
Fixed charges:
Interest expensed	$86,849	$96,286	$103,071	$110,619	$157,185
Interest capitalized	3,094	2,983	1,610	1,322	1,835
Amortization of capitalized debt costs	4,039	4,602	6,130	10,417	10,000
Interest component of rental expense	4,841	4,220	3,142	2,970	2,419

Total fixed charges	$98,823	$108,091	$113,953	$125,328	$171,439

Earnings:
Net income (loss)	$112,222	$104,215	$108,204	$101,857	$65,296
Add:
Income tax expense	22,192	9,885	20,243	31,757	7,877
Fixed charges	98,823	108,091	113,953	125,328	171,439
Amortization of capitalized interest	1,021	897	830	761	659
Less:
Interest capitalized	(3,094)	(2,983)	(1,610)	(1,322)	(1,835)

Total earnings	$231,164	$220,105	$241,620	$258,381	$243,436

Ratio of total earnings to total fixed charges	2.3x	2.0x	2.1x	2.1x	1.4x
Excess	132,341	112,014	127,667	133,053	71,997

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